SEC 17018661 N



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emerging Manager Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

84 Morris Street
(No. and Street)

| Jersey City | NJ | 07302 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Eckel — 917-406-9738
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - *if individual, state last, first, middle name*)

| 750 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**SEC 1410 (06-02)**

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Paul Eckel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerging Manager Advisors, LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2019

Paul Eckel
Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**EMERGING MANAGER ADVISORS, LLC**

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

**EMERGING MANAGER ADVISORS, LLC**

INDEX TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Emerging Manager Advisors, LLC

We have audited the accompanying statement of financial condition of Emerging Manager Advisors, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Emerging Manager Advisors, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ EisnerAmper LLP

EisnerAmper LLP

New York, New York
February 17, 2017

**EMERGING MANAGER ADVISORS, LLC**

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

| | |
|---|---|
| Assets: | |
| Cash | $137,391 |
| Accounts receivable | 9,394 |
| Prepaid expenses | 1,066 |
| Security deposit | 10,000 |
| Total assets | $157,851 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses | $ 2,656 |
| Member's equity | 155,195 |
| Total liabilities and member's equity | $157,851 |

See accompanying notes to statement of financial condition

# EMERGING MANAGER ADVISORS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

## 1. Business and Organization

Emerging Manager Advisors, LLC (the "Company"), a limited liability company, is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association, ("NFA"). The Company was formed in the State of Delaware on February 2, 2009 for the purpose of acting as a marketer and consultant for hedge funds, and providing investment banking and advisory services to primarily institutional clients. The Company will not hold customer funds or safekeep customer securities. The Company will continue until December 31, 2038 unless extended as provided for in the company's operating agreement. The Company is wholly-owned by Emerging Manager, LLC ("Parent Company"), a limited liability company. The Company's president and chief executive officer owns 83.5% of the Parent Company.

## 2. Summary of Significant Accounting Policies

**Cash:**

The Company maintains its cash balance with one financial institution, which may at times exceed federally insured limits. In the event of the financial institution's insolvency, recovery of cash may be limited.

**Accounts receivable:**

Accounts receivable are non-interest bearing obligations due per referral agreement terms. Management reviews and evaluates the accounts receivable on a monthly basis to determine if any receivables will be potentially uncollectible. Management includes any accounts receivable balance that is determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. As of December 31, 2016, the accounts receivable balance was evaluated by management and considered to be fully collectible and no allowance for doubtful accounts was necessary.

**Use of estimates:**

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were assumed in preparing the statement of financial condition.

**Referral fees:**

Referral fees are earned from private placement of securities and brokering selling interests in unregistered private investment funds activities. Fees are earned pursuant to contract terms with clients, based on earnings and performance fees earned by the funds during the year.

**Fair value of financial instruments:**

At December 31, 2016 the carrying value of the Company's cash, accounts receivable and accrued expenses approximate their fair values due to their short term nature.

**Income taxes:**

The Company, as a single member limited liability company, is a disregarded entity for federal, state and local income tax purposes and, accordingly, is not subject to federal, state or local income taxes. As such no provision is made in the accompanying financial statements for federal, state and local taxes. The Parent Company is a limited liability company, treated as a partnership and as such is no a tax paying entity. Each member of the Parent Company is individually responsible for its share of the Parent Company's income or loss for income tax purposes.

**3. Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the NFA and is required to maintain minimum net capital of $45,000. At December 31, 2016, the Company had net capital of $134,735, which was $89,735 in excess of its required net capital of $45,000. The Company's net capital ratio was 0.02 to 1. The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemption provisions of sub-paragraph (k)(2)(i).

**4. Financial Instruments with Off-Balance Sheet Credit Risk:**

As a broker dealer, the Company is engaged by third party companies to market private placement securities on their behalf. These securities are exempt from registration with the Securities and Exchange Commission under Section 4(2)-Rule D, No. 506 of the Securities Act.

The Company does not have any credit exposure associated with the Qualified Investors it introduces as a third party marketer to its customers.

**5. Related Party Transactions:**

The Parent Company provides the Company with certain administrative support services on a month to month basis, as well as, pays expenses on a reimbursable basis for the Company. Expenses under this arrangement amounted to $10,800 for the year ended December 31, 2016, which is reflected as occupancy expense in the statement of income.

**6. Concentration Risk:**

During the year ended December 31, 2016, the Company received approximately 55% of its total revenues from one client.